02046948

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

P.E.
7/1/02

For the Month of July 2002

EDP- Electricidadé de Portugal

Avenida José Malhoa
Lote A-13
1070 Lisbon, Portugal
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F <u>X</u> Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No <u>X</u>

EDP
Electricidade de Portugal

Lisbon, July 23th 2002

Reuters: EDPP.IN / EDP.N
Bloomberg: EDP PL / EDP US

Investors & Analysts' Briefing

INVESTOR RELATIONS DEPARTMENT
Pedro Pires, Director
Gonçalo Santos
Elisabete Ferreira
Cristina Requicha
Rui Antunes

Tel: +351 21 001 2834
Fax: +351 21 001 2899

Email: ir@edp.pt
Site: www.edp.pt

Consolidation Process in the Telecommunications Sector

Pursuant to Article 248 of the Portuguese Securities Code, the Board of Directors of Electricidade de Portugal, S.A. (EDP), is informing the market of the following matters:

1. EDP has been actively participating over the past 18 months in wide-range discussions with the most relevant players in the Iberian Peninsula's telecommunications sector, with the objective of identifying means of value-creating collaboration with those players and to promote a healthy development of the market.

2. In this context of multilateral contacts – which have not, however, translated into any type of formal negotiation process – ONI shareholders and Sonae Group have explored several scenarios that could eventually lead them to a closer relationship in the telecommunications sector.

3. On the 15th of July, SONAE.COM, SGPS, S.A (SONAE.COM) sent a letter to EDP, stating specific guiding principles for a collaboration between ONI/SONAE.COM, which SONAE.COM qualified as a "proposal" and also made known by means of a public announcement to the market.

For the sake of clarification EDP must state that such guiding principles had already, in their essence, been previously presented by SONAE.COM in the context of the mutual consultation process, having been clearly rejected by ONI shareholders as detrimental to their legitimate interests and biased in favour of SONAE.COM.

It is under these circumstances that the "proposal" presented by SONAE.COM comes as a significant disappointment to EDP, since it merely embodies an invitation for a "close cooperation in the telecommunications sector", and not necessarily a pathway for a true pooling of interests, as it was apparently understood by the public opinion. In fact the "proposal":

- Offers a possible way forward for the fixed-line businesses (which does not add any significant value to ONI's fixed-line operation).

- Leaves open in the future and in an uncertain manner the consolidation of the mobile telecommunications businesses, without offering any type of guarantees to ONIWAY shareholders.

4. Consequently, the generic model presented does not respond to the legitimate interests of EDP and, in our view, to those of all the other shareholders of the ONI Group, for the following reasons:

- The "proposal" presented by SONAE.COM leads to an association at a subsidiary level in each of the businesses (fixed-line and mobile) without offering ONI shareholders the possibility of acceding in the short-term to the holding level at which SONAE.COM shareholders invest, repeating in this way, the previous situation with SONAE.COM/OPTIMUS, namely, the possibility of conflict of interests between shareholders and the lack of liquidity imposed upon the shareholders which are left at the subsidiary level.

- In what refers to the mobile telecommunications service, the said "proposal" further implies certain rights to SONAE.COM and to its shareholders, which by not being extended to the ONI shareholders significantly reduce their value and resulting interests in a possible combined entity.

- Finally, the governance model suggested by SONAE.COM for the fixed-line business, namely a professional management team equidistant from the shareholders, is clearly one with strong support from EDP. However, such an approach cannot limit itself to the fixed-line business, but should instead be applicable to all corporate levels, including the holding level of the combined group of companies.

5. Nevertheless, and because above all EDP strives to defend the interests of its shareholders, the board of directors decided to formally respond to SONAE.COM's letter of the 15th of July, - response by letter sent today – with a proposal containing the basic principles and framework upon which a balanced negotiation process can be carried out, aiming at achieving a balanced and economically rational solution.

6. EDP reaffirms its resolute willingness to explore all the different available options to create value in the telecommunications sector and confirms its readiness to share this in a balanced manner with any entities that are currently, and could become in the future, its partners in the telecommunications sector, in particular with SONAE.COM.

EDP – ELECTRICIDADE DE PORTUGAL, S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 23, 2002

EDP- Electricidade de Portugal, S.A.

By: Francisco de la Fuente Sánchez

Name: Francisco de la Fuente Sánchez

Title: Director & Chief Executive Officer